VIA EDGAR
November 17, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Ms. Kathleen Collins, Accounting Branch Chief, Office of Information Technologies and Services
Ms. Brittany Ebbert, Staff Accountant
Ms. Rebecca Lindsey, Staff Accountant

Re:    Web.com Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K furnished November 3, 2016
File No. 000-51595

Ladies and Gentlemen:
Web.com Group, Inc. is electronically transmitting this letter to the Staff of the Securities and Exchange Commission in response to comments received from the Staff contained in the letter from the Staff, dated November 4, 2016, with respect to Web.com’s annual report on Form 10-K for Fiscal Year Ended December 31, 2015, filed with the SEC on February 26, 2016, and the current report on Form 8-K furnished to the SEC on November 3, 2016.

This letter will confirm that Web.com intends to file its written response to the Staff’s comment letter no later than Monday, December 5, 2016. Please contact me at (904) 680-6623, or Nancy Wojtas of Cooley LLP at (650) 843-5819 with any questions or comments.
Sincerely,

/s/ Kevin M. Carney

Kevin M. Carney
Chief Financial Officer